Ecopetrol publishes measures to ensure the adequate representation of Shareholders at the Extraordinary Shareholders' Meeting to be held on January 10, 2024

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) informs that in order to comply with the provisions of Part III Title I Chapter VI of the Basic Legal Circular issued by the Financial Superintendency of Colombia (E.C. 029 of 2014), the Board of Directors of Ecopetrol S.A. approved the implementation of measures aimed at ensuring the adequate representation of shareholders at the extraordinary meeting of the Assembly to be held on January 10, 2024 and, in this regard, requested the Management to:

•	The shareholders should be informed of the power of representation that they have through the appointment of a proxy and the legal requirements of the powers of attorney granted for such purpose should be indicated.
•	Those appointed to verify the powers of attorney granted by the shareholders should be instructed that those that do not comply with the minimum requirements established by law will not be admitted as valid, and that powers of attorney will not be received if the name of the respective representative is not clearly defined.
•	Do not suggest or determine the name of the shareholders' proxy.
•	Do not suggest, coordinate or agree with the shareholders: (i) the presentation of proposals at the Meeting and/or (ii) the voting for or against any proposal to be presented at the Meeting.
•	No proxies shall be granted to persons directly or indirectly related to the management or employees of Ecopetrol S.A.
•	The Legal Vice-Presidency shall be the area responsible for the process of reviewing and verifying the powers of attorney.
•	The Vice-Presidency of Corporate Affairs and General Secretary of Ecopetrol S.A. be responsible for ensuring the implementation and compliance with the above measures.

The above measures were adopted by the members of the Board of Directors of Ecopetrol S.A. in a meeting held on December 19, 2023 and are reported prior to the respective General Shareholders' Meeting.

Bogotá D.C., December 19, 2023

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 18,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector. This press release contains business prospect statements, operating and financial result estimates, and statements related to Ecopetrol's growth prospects. These are all projections and, as such, they are based solely on the expectations of the managers regarding the future of the company and their continued access to capital to finance the company's business plan. The realization of said estimates in the future depends on the behavior of market conditions, regulations, competition, and the performance of the Colombian economy and the industry, among other factors, and are consequently subject to change without prior notice.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Head of Capital Markets

Carolina Tovar

Email: investors@ecopetrol.com.co

Head of Corporate Communications

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co